       As filed with the Securities and Exchange Commission on June 23, 1997
                                                     Registration No. 333- 19483
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ----------------------

                                Amendment No. 3

                                      to

                                   FORM S-3

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933



                                WORLDCORP, INC.
            (Exact name of registrant as specified in its charter)


   DELAWARE            13873 Park Center Road, Suite 490         94-3040585
(State or other           Herndon, Virginia 20171             (I.R.S. Employer
 jurisdiction of             (703) 834-9200                  Identification No.)
 incorporation or          (Address, including zip
 organization              code, and telephone number,
                           including area code, of
                           registrant's principal
                           executive offices)


                             Walter M. Fiederowicz
                                President & CEO
                                WorldCorp, Inc.
                             The Hallmark Building
                       13873 Park Center Road, Suite 490
                            Herndon, Virginia 20171
                                (703) 834-9200
               (Name, address, including zip code, and telephone
              number, including area code, of agent for service)



                                  Copies to:

                                David M. Carter
                               Hunton & Williams
                         Riverfront Plaza - East Tower
                             951 East Byrd Street
                         Richmond, Virginia 23219-4074
                                (804) 788-8200

Approximate date of commencement of the proposed sale of the securities to the public:
  As soon as practicable after the Registration Statement becomes effective.



     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+Information contained herein is subject to completion or amendment.  A        +
+registration statement relating to these securities has been filed with the + +Securities and Exchange Commission. These securities may not be sold nor may + +offers to buy be accepted prior to the time the registration statement becomes+ +effective. This prospectus shall not constitute an offer to sell or the +
+solicitation of an offer to buy nor shall there be any sale of these          +
+securities in any State in which such offer, solicitation or sale would be + +unlawful prior to registration or qualification under the securities laws of +
+any such State.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


                SUBJECT TO COMPLETION, DATED JUNE 23, 1997
                              P R O S P E C T U S
--------------------------------------------------------------------------------

                               120,000 Warrants
                                120,000 Shares
                                WorldCorp, Inc.
                                   Warrants
                                 Common Stock
                                 ------------

  This Prospectus relates to 120,000 warrants (the "Warrants") of WorldCorp, Inc., a Delaware corporation (the "Company" or "WorldCorp"), held by seven holders (the "Selling Securityholders"), and the 120,000 shares (the "Shares") of the Company's common stock, par value $.001 per share (the "Common Stock"), issuable upon the exercise of such Warrants. The Warrants held by the Selling Securityholders together with the Shares are sometimes referred to herein as the "Selling Securityholder Securities." The Warrants were issued to the Selling Securityholders in connection with the issuance by WorldCorp of its 10.00% Senior Subordinated Notes due September 30, 2000 (the "Notes") to the Selling Securityholders. The Notes and Warrants are completely detached and separately transferable. The Shares are being registered in connection with the possible resale of those Shares. Registration of the Warrants and the underlying Shares enables the Selling Securityholders to sell publicly all or a portion of the Warrants or the underlying Shares. The Warrants and the underlying Shares offered by the Selling Securityholders by this Prospectus may be sold from time to time by the Selling Securityholders or by their transferees. The distribution of the Warrants and the underlying Shares offered hereby by the Selling Securityholders may be effected in one or more transactions that may take place on the over-the-counter market, including ordinary brokers' transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale or at negotiated prices. Usual and customary or specifically negotiated brokerage fees, underwriting discounts or commissions may be paid by the Selling Securityholders. Resales of the Shares may, from time to time, be made on the New York Stock Exchange (the "NYSE"), or other stock exchanges, in privately negotiated transactions or otherwise. See "Selling Securityholders" and "Plan of Distribution." Each Warrant may be exercised, in whole or in part, for shares of Common Stock at an exercise price of $6.00 per share, subject to adjustment, at any time, and from time to time, from the date of issue, September 30, 1996, and ending on September 30, 2000.

  WorldCorp, concurrently with the registration of the Warrants pursuant to this Prospectus is offering to exchange (the "Exchange Offer"), upon the terms and subject to the conditions set forth in a prospectus, $1,000 principal amount of its 10.00% Senior Subordinated Notes due September 30, 2000 (the "New Notes"), which will be registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement on Form S-4, for each $1,000 principal amount of the outstanding 10.00% Senior Subordinated Notes due September 30, 2000 (the "Old Notes") of the Company, of which $10,000,000 principal amount is outstanding. The New Notes will be issued pursuant to an Indenture, dated as of September 30, 1996 (the "10% Indenture"). The New Notes and the Old Notes are collectively referred to herein as the "Notes."

  The Company will not receive any of the proceeds from the sale of the Selling Securityholder Securities offered hereby by the Selling Securityholders. In the event all of the Warrants are exercised, the Company will receive gross proceeds of approximately $720,000. See "Selling Securityholders" and "Plan of Distribution."

  The Common Stock is listed on the NYSE under the trading symbol "WOA." The reported closing price on the NYSE on June 20, 1997 was $2 3/4 per share.

  See "Risk Factors" beginning on Page 9 for a discussion of certain risk factors that should be considered in connection with an investment in the Warrants and the underlying Shares offered hereby--------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                 The date of this Prospectus is June __, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. In addition, copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web Site on the Internet that contains reports, proxy and information statements and other information regarding the Company. The Commission's Web Site address is http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the securities offered hereby (the Shares and the Warrants). For further information with respect to the Company and the Warrants and the Shares, reference is hereby made to such Registration Statement. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents are hereby incorporated by reference into this
Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, each filed pursuant to Section 13 or 15(d) of the Exchange Act, and (iii) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed May 19, 1992, with the Commission pursuant to Section 12 of the Exchange Act. All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this Prospectus, other than certain exhibits to such documents. Requests for such copies should be directed to Investor Relations, WorldCorp, Inc., 13873 Park Center Road, Suite 490, Herndon, Virginia 20171 (telephone: (703) 834-9200).

                              PROSPECTUS SUMMARY

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995:

  WorldCorp desires to take advantage of the new "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. WorldCorp wishes to caution readers that this Prospectus contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including risk factors disclosed in the Company's Form 10-K for the fiscal year ended December 31, 1996 and those discussed in "Risk Factors." See "Risk Factors." These risks could cause the Company's actual results for 1997 and beyond to differ materially from those expressed in any forward looking statements made by, or on behalf of, the Company.

                                  The Company

  WorldCorp was organized in March 1987 to serve as the holding company for World Airways, Inc., a Delaware corporation ("World Airways"), which was organized in March 1948 and is the predecessor to WorldCorp. WorldCorp owns positions in companies that operate in two distinct business areas: aviation services (through World Airways) and consumer telecommunications, electronic commerce, and interactive services (through InteliData Technologies Corporation ("InteliData"), a newly-formed Delaware corporation and successor by merger to US Order, Inc., a Delaware corporation ("US Order") and Colonial Data Technologies Corporation, a Delaware corporation ("Colonial Data")). WorldCorp owns its stock in InteliData through WorldCorp Investments, Inc., a Delaware corporation and wholly owned subsidiary of WorldCorp ("WorldCorp Investments" and, together with WorldCorp, "WorldCorp" or the "Company").

  In February 1994, pursuant to an October 1993 agreement, WorldCorp sold 24.9% of its ownership in World Airways to MHS Berhad ("MHS"), a Malaysian aviation company. Effective December 31, 1994, WorldCorp increased its ownership in World Airways to 80.1% through the purchase of 5% of World Airways common stock held by MHS. In October 1995, World Airways completed an initial public offering in which 2,000,000 shares of its common stock were issued and sold by World Airways and 900,000 shares were sold by WorldCorp. As of March 31, 1997, WorldCorp and MHS owned approximately 61.6% and 17.7%, respectively, of the outstanding common stock of World Airways.

  In June 1995, US Order completed an initial public offering whereby 3,062,500 shares of its common stock were issued and sold by US Order, and 1,365,000 shares were sold by WorldCorp. On November 7, 1996, US Order and Colonial Data were each merged (the "Merger") with and into InteliData. As a result of the Merger, as of March 31, 1997, WorldCorp owned approximately 28.9% of the outstanding common stock of InteliData (the "InteliData Common Stock").

  The principal executive offices of WorldCorp are located at Washington Dulles International Airport in The Hallmark Building, 13873 Park Center Road, Herndon, Virginia 20171. WorldCorp's telephone number is (703) 834-9200.

                                 World Airways

  World Airways is a leading global provider of long-range passenger and cargo air transportation outsourcing services to major international airlines under fixed rate, multi-year contracts. Airline operations account for 100% of World Airways' operating revenue and operating income. World Airways' passenger and freight operations employ 13 wide-body aircraft which are currently operated under contracts, primarily with Pacific Rim airlines. These contracts generally require World Airways to supply aircraft, crew, maintenance and insurance ("ACMI" or "wet lease"), while World Airways' customers are responsible for a large portion of the other operating costs, including fuel. World Airways' airline customers have determined that outsourcing a portion of their wide-body passenger and cargo requirements can be less expensive, and offer greater operational and financial flexibility, than purchasing new aircraft and additional spare parts required for such aircraft. World Airways also leads a contractor teaming arrangement that is one of the largest suppliers of commercial aircraft to the United States Air Force's Air Mobility Command ("U.S. Air Force" or "USAF").

  In July 1996, World Airways restructured its business to focus on the growing and profitable ACMI contract services. As such, World Airways ceased all scheduled passenger and scheduled charter services as of October 27, 1996, taking a one-time charge of $21.0 million.

  World Airways' operating philosophy is to build on its existing ACMI contracts to achieve a strong platform for future growth. World Airways concentrates on ACMI contracts because such contracts shift yield, load factor and cost risks to the customer. The customer bears the risk of filling the aircraft with passengers or cargo and assumes a large portion of the operating expenses, including fuel. World Airways maximizes profitability by combining its multi-year ACMI contracts with short term, higher-yielding ACMI agreements which meet
the peak seasonal requirements of its customers.   World Airways responds
opportunistically to rapidly changing market conditions by maintaining a flexible fleet of aircraft that can be deployed in a variety of configurations.

  World Airways focuses its marketing efforts on the Pacific Rim, where rapid economic development drives demand for World Airways' services. World Airways believes that its modern fleet of long-range medium-density wide-body MD-11 and DC10-30 aircraft are ideally suited to the Pacific Rim market. World Airways' aircraft permit its customers to serve less dense international routes where a Boeing 747 would provide excess capacity. World Airways has operated in the Pacific Rim almost since its inception, and believes that it has developed the ability to serve this market well.

  World Airways substantially increases its potential customer base by being able to serve both passenger and cargo customers. World Airways flies passenger, cargo and passenger/cargo convertible aircraft that World Airways believes permit it to target emerging opportunities. World Airways has been providing safe, reliable ACMI services for almost 50 years. World Airways has flown for the USAF since 1956, for Malaysian Airlines System Berhad ("Malaysian Airlines") since 1981 and for P.T. Garuda Indonesia ("Garuda") since 1973.

                                  InteliData

  InteliData was incorporated on August 23, 1996 under the Delaware General Corporation Law in order to effect the merger ("Merger") of US Order and Colonial Data. The Merger was announced on August 5, 1996, when US Order and Colonial Data entered into an Agreement and Plan of Merger ("Merger Agreement"). On November 7, 1996, the Merger was consummated with each share of outstanding US Order and Colonial Data common stock being exchanged for one share of InteliData common stock. The Merger was treated as a purchase of Colonial Data by US Order.

  Effective September 30, 1996, US Order acquired the business of Braun, Simmons & Co., an Ohio corporation ("Braun Simmons"), for approximately $7 million consisting of cash and US Order common stock and including US Order transaction costs pursuant to the merger of Braun Simmons into US Order (the "Braun Simmons Acquisition"). Braun Simmons was an information engineering firm specializing in the development of home banking and electronic commerce solutions for financial institutions. The acquisition expands InteliData's product line for both large and small financial institutions.

  The business of InteliData consists of the businesses previously conducted by US Order, Colonial Data and Colonial Data's subsidiaries. InteliData develops and markets products and services for the telecommunications and financial services industries through its three business divisions: consumer telecommunications, electronic commerce and interactive services.

  The consumer telecommunications division designs, develops and markets telecommunications products that support intelligent network services being developed and implemented by the regional Bell operating companies ("RBOCs") and other telephone companies ("telcos"). InteliData has concentrated its product development and marketing efforts on products that support Caller ID and other emerging intelligent network services, including a smart telephone, the Telesmart 4000/Intelifone/TM/, which provides consumers call management features and the ability to access numerous network services and interactive applications via telephone. InteliData currently offers a line of Caller ID adjunct units and telephones with integrated Caller ID, small business telecommunications systems and high-end consumer telecommunications equipment. InteliData also repairs and refurbishes telecommunications products for commercial customers and provides other services that support the development and implementation of intelligent network services.

  The electronic commerce division develops and markets products and services to assist financial institutions in their home banking and electronic bill payment initiatives. The products are designed to assist consumers in accessing and transacting business with their banks and credit unions electronically, and to assist financial institutions in connecting to and transacting business with third parties, including data processors and billers. The services focus on a financial institution's back office, offering outsourcing for data entry, telemarketing, customer service and technical support. InteliData currently receives its electronic commerce revenues largely from the sale of products and services to Visa International Service Association, Inc. ("Visa") member banks.

  On August 1, 1994, US Order sold its bill payment operations and technology (the "Visa Bill-Pay System") to Visa for cash and the right to future royalty payments which are based on the number of customers utilizing the Visa Bill-Pay System. InteliData's right to future royalty payments from Visa is subject to a cumulative offset amount aggregating $880,000 and, accordingly, InteliData does not expect to begin receiving royalty payments until at least the second half of 1997. Visa formed Visa InterActive, Inc. ("Visa InterActive") around the technology and personnel acquired from US Order, including 54 of its former employees. Visa InterActive also has agreed through 2000 to inform Visa member banks that InteliData is a preferred provider of certain electronic commerce products and services.

  The interactive services division was established to provide interactive applications for use on smart telephones and other small screen devices, such as alpha-numeric pagers, Personal Communication Systems ("PCS") devices and personal digital assistants ("PDAs"). InteliData intends to sell interactive applications directly to end users and through other companies, including telcos and wireless communications companies. InteliData's current interactive applications include electronic national directory assistance lookup, one-way alpha-numeric paging, one-way internet e-mail, a personal directory data save and restore function and information services such as news, weather, sports scores, stock quotes, lottery results and horoscopes.

                                 Recent Events

  On August 29, 1996, WorldCorp entered into a bridge loan (the "Bridge Loan") with a financial institution (the "Bank"), pursuant to which WorldCorp borrowed $25.0 million at an interest rate equal to the London Interbank Offered Rate ("LIBOR") plus 2.50%. All borrowings under the Bridge Loan initially were collateralized by $15.0 million in cash, all of the InteliData and World Airways Common Stock beneficially owned by WorldCorp and a first priority security interest in the Company's assets. Using the proceeds from the Bridge Loan, on September 30, 1996, WorldCorp redeemed all of the remaining outstanding principal amount of approximately $25.0 million of its 13 7/8% Subordinated Notes due August 15, 1997 (the "13 7/8% Notes"). In October 1996, the cash collateralization was reduced to $7.0 million as a result of a $10.0 million repayment of the monies borrowed under the Bridge Loan. On December 31, 1996, the Company successfully renegotiated the terms of the Bridge Loan (the "Renegotiated Bridge Loan"). Pursuant to the Renegotiated Bridge Loan, the interest rate was lowered to LIBOR plus 1.75%, and all borrowings are now collateralized by $1.0 million in cash, all of the InteliData and World Airways Common Stock beneficially owned by WorldCorp and a first priority security interest in the Company's assets. In addition, certain financial covenants have been released. On February 26, 1997, the Renegotiated Bridge Loan was further amended to permit the Margin Loan (as described herein).

  On September 30, 1996, WorldCorp sold the $10,000,000 in original aggregate principal amount of its Old Notes pursuant to a purchase agreement, dated as of September 30, 1996, among WorldCorp and the purchasers named therein (the "Purchase Agreement"). The initial purchasers of the Notes also received warrants, dated September 30, 1996 and expiring September 30, 2000, to acquire 120,000 shares of the common stock of WorldCorp, $.001 par value per share (the "Common Stock"), additional warrants, issuable to such purchasers on October 1, 1997 and expiring on September 30, 2001, to acquire 40,000 shares of Common Stock and additional warrants, issuable to such purchasers on October 1, 1998 and expiring on September 30, 2002, to acquire 40,000 shares of Common Stock, which additional warrants will be issued only if certain market conditions are met (collectively, the "Warrants"). The Warrants have an exercise price of $6.00 per share, subject to adjustments as set forth therein. Proceeds from the sale of the Notes were used to repay $10.0 million aggregate principal amount outstanding under the Renegotiated Bridge Loan. As of March 31, 1997, the outstanding principal balance under the Renegotiated Bridge Loan was $15.0 million, and there was $10.0 million in aggregate principal amount outstanding under the Notes.

  The Purchase Agreement and the Renegotiated Bridge Loan generally restrict stock repurchases by WorldCorp and its subsidiaries, except under certain limited circumstances. These borrowings also contain a number of covenants that, among other things, restrict the ability of WorldCorp to dispose of assets, make certain acquisitions of the stock of other entities, incur additional indebtedness, and make capital expenditures. The Renegotiated Bridge Loan also contains certain covenants which, among other things, require WorldCorp to maintain at least a 50.1% ownership of World Airways and in certain instances to make repayment of the Renegotiated Bridge Loan. Pursuant to the Renegotiated Bridge Loan, WorldCorp may retire or otherwise acquire up to $10.0 million worth of WorldCorp Common Stock. In addition, WorldCorp was permitted to exchange with the WorldCorp Employee Savings and Stock Ownership Plan, in a non-cash transaction, Common Stock held by the trust for common stock of World Airways, provided, WorldCorp retained a 50.1% ownership of World Airways. Pursuant to the Purchase Agreement, WorldCorp is permitted to purchase, redeem, retire or otherwise acquire for value (i) at any time, Common Stock for up to $25.0 million in cash and up to 650,000 shares of Common Stock using shares of common stock of World Airways of which WorldCorp is the beneficial owner, and
(ii) up to $5.0 million worth of additional shares of Common Stock for every $15.0 million increase in Asset Value (as defined herein) at such time compared to such Asset Value as of September 12, 1996. As of September 12, 1996 and March 31, 1997, the Asset Value was $185.7 million and $105.6 million, respectively. In September 1996, WorldCorp announced its intention to purchase up to 2.5 million shares of its publicly-traded common stock (the "WorldCorp Common Stock") pursuant to open market transactions. As of March 31, 1997, the Company had purchased 1,362,500 shares of WorldCorp Common Stock for an aggregate cost of $7.8 million. WorldCorp does not intend to purchase any additional shares at this time.

  On January 27, 1997, WorldCorp entered into a $1.0 million margin loan with Scott & Stringfellow, Inc. ("Scott & Stringfellow"), whereby WorldCorp pledged approximately 400,000 shares of InteliData common stock which WorldCorp owns as collateral for such loan (the "Margin Loan"). The purpose of the Margin Loan was to obtain cash for short-term working capital purposes. As of March 31, 1997, WorldCorp had no outstanding balance on the Margin Loan.

  On March 14, 1997, Charles W. Pollard departed as Chief Executive Officer of World Airways. The Board of Directors named T. Coleman Andrews, III, Russell L. Ray and Peter M. Sontag as an executive search committee to identify a new Chief Executive Officer. Pursuant to World Airways' Bylaws, T. Coleman Andrews, III, Chairman of the Board of Directors of World Airways served as Interim President and Chief Executive Officer of World Airways pending the hiring of a new Chief Executive Officer. On April 4, 1997, World Airways announced that Russell L. Ray, Jr., had been appointed Interim President and Chief Executive Officer of World Airways. Mr. Ray has held senior executive positions with British Aerospace, Pan Am, Pacific Southwest Airlines, McDonnell Douglas, and Eastern airlines. Mr. Ray has served on the World Airways Board of Directors for four years.

  On April 8, 1997, WorldCorp announced a long-planned transition in its executive team. Walter M. Fiederowicz was appointed President and Chief Executive Officer by the WorldCorp Board of Directors, succeeding T. Coleman Andrews, III. Mr. Andrews was elected Chairman of the Board of Directors of WorldCorp, succeeding William M. Gorog, who was elected Chairman of the Executive Committee of the Board of Directors of WorldCorp. Mr. Fiederowicz served as Chairman of the Board of Directors of Colonial Data, where he was instrumental in managing Colonial Data's capital-raising efforts and in consummating a number of acquisitions and strategic alliances, including an alliance with US Order in 1995, which ultimately led to the Merger and the resulting formation of InteliData.

                                 Risk Factors

     See "Risk Factors" for a discussion of certain risk factors that should be considered in connection with an investment in the Common Stock offered hereby.

                                 RISK FACTORS

     The following risk factors should be considered carefully by prospective investors in evaluating an investment in the Selling Securityholder Securities. Set forth below are certain risk factors with respect to WorldCorp, World Airways, InteliData and InteliData's predecessor companies, US Order and Colonial Data.

Risk Factors with Respect to WorldCorp:

Holding Company Structure and Liquidity

     WorldCorp is a highly leveraged holding company. As a holding company, all of WorldCorp's funds are generated through its positions in World Airways and InteliData, which have not paid dividends on common stock since 1992. At March 31, 1997, World Airways had a working capital deficit of $32.4 million and had substantial debt and lease commitments. At March 31, 1997, InteliData had working capital of $66.4 million, with no long-term debt. World Airways' ability to pay dividends is currently restricted under a borrowing arrangement. World Airways and InteliData currently intend to retain their future earnings, if any, to fund the growth and development of their businesses and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Of the $7.9 million in cash and short-term investments WorldCorp held at March 31, 1997, approximately $3.6 million was held by World Airways and, therefore, is not available to satisfy WorldCorp's obligations. As of March 31, 1997, WorldCorp had parent company repayment obligations, including principal and interest, of approximately $20.7 million for the remainder of 1997. In order to meet these obligations and its general and administrative costs, WorldCorp must use its existing cash and either sell shares of World Airways or InteliData, or issue additional debt or equity. Under the terms of certain borrowing arrangements, however, WorldCorp has pledged all of its shares of World Airways and InteliData as collateral for the borrowings.

     On December 31, 1996, the Company successfully renegotiated the terms of the Bridge Loan and executed the Renegotiated Bridge Loan. Pursuant to the Renegotiated Bridge Loan, all borrowings are now collateralized by $1.0 million in cash, all of the InteliData Common Stock and World Airways beneficially owned by WorldCorp and a first priority security interest in the Company's assets. In addition, certain financial covenants have been released. On February 26, 1997, the Renegotiated Bridge Loan was further amended to permit the Margin Loan. As of March 31, 1997, WorldCorp had no outstanding balance on the Margin Loan. WorldCorp also announced its intention to purchase up to 2.5 million shares of WorldCorp Common Stock pursuant to open market transactions. As of March 31, 1997, the Company had purchased 1,362,500 shares of WorldCorp Common Stock for an aggregate cost of $7.8 million. WorldCorp does not intend to purchase any additional shares at this time.

     In May 1992, WorldCorp issued $65 million of 7% Convertible Subordinated Debentures due 2004 (the "7% Debentures") issued pursuant to an Indenture (the "7% Indenture"). The 7% Debentures are convertible into the common stock of WorldCorp at $11.06 per share, subject to adjustment in certain events, and bear an annual interest rate of 7%. The 7% Indenture governing WorldCorp's 7% Debentures provides that WorldCorp will cause World Airways to not pay dividends upon the occurrence of any event of default by WorldCorp under such 7% Indenture. Further, the 10% Indenture defines Subordinated Indebtedness to include the 7% Debentures and as such, the Notes will rank senior in right of payment to the 7% Debentures.

Substantial Leverage; Inability to Service Indebtedness

     The Company has substantial indebtedness and is highly leveraged.  At
March 31, 1997, the Company's total long-term indebtedness including current maturities was $110.9 million, the Company had liabilities (including total debt) of approximately $203.1 million and total stockholders' deficit of $(39.5) million. In the ordinary course of business, the Company has incurred and, subject to certain covenants and financial tests set out in the Renegotiated Bridge Loan, the 7% Indenture and the Indenture, will continue to incur additional indebtedness to fund working capital requirements and for other corporate purposes.

     The degree to which the Company is leveraged could have important consequences including: (i) the Company's ability to obtain financing in the future for working capital or other purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness; (iii) the indebtedness outstanding under the Renegotiated Bridge Loan is secured and will mature prior to the maturity of the New Notes; (iv) certain of the Company's borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and (v) the Company's high degree of leverage may make it more vulnerable to economic downturns and may limit its ability to withstand competitive pressures.

     The Company believes that, based upon current financing arrangements and the Company's ability to raise additional capital through issuing equity, selling shares of its World Airways or InteliData common stock, or through entering into new loan arrangements, the Company will be able to meet its principal and interest payment obligations on its outstanding indebtedness. There can be no assurance, however, that the Company's future financial condition will be such as to permit the Company to service its indebtedness, including the New Notes.

Restrictive Debt Covenants; Consequences of Failure to Comply with Debt
Covenants

     The Renegotiated Bridge Loan and the 10% Indenture contain a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, pay dividends, enter into sale-leaseback transactions, create liens, make capital expenditures and make certain investments or acquisitions and otherwise restrict corporate activities. In addition, the Renegotiated Bridge Loan stipulates that the fair market value of each share of World Airways and InteliData common stock that collateralizes the Renegotiated Bridge Loan must equal or exceed $5.00 per share at all times. The ability of the Company to comply with such provisions may be affected by events beyond the Company's control. The breach of any of these covenants could result in a default under the Renegotiated Bridge Loan. In the event of any such default, depending upon the actions taken by the Bank, the Company could be prohibited from making any payments of principal or interest on the New Notes. In addition, the Bank could elect to declare all amounts borrowed under the Renegotiated Bridge Loan, together with accrued interest, to be due and payable or could proceed against the collateral securing such indebtedness.

Mandatory Prepayment

     Pursuant to the 10% Indenture, WorldCorp is obligated under certain conditions to make certain mandatory prepayments of the Notes. If the Asset Value at the end of any fiscal quarter is less than $70.0 million, then WorldCorp must prepay 50% of each of the then outstanding Notes within 60 days. If the Asset Value at the end of any fiscal quarter is less than $50.0 million, then WorldCorp must prepay all of the then outstanding Notes within 60 days. If WorldCorp sells any shares of InteliData Common Stock, 20% of the net proceeds (i.e., gross proceeds less direct costs associated with such sales) received by WorldCorp upon such sale will be used to prepay the then outstanding Notes within 30 days. There can be no assurance that WorldCorp will not be required to make such mandatory prepayments and if so, such prepayments could have an adverse effect on WorldCorp's financial condition and results of operations. In the event of a Mandatory Prepayment of the Notes, WorldCorp would seek to raise additional capital through issuing equity, selling shares of its World Airways or InteliData common stock, or through entering into new loan arrangements, in order to meet the principal and interest payment obligations on the Notes.
There can be no assurance, however, that WorldCorp would be able to obtain sufficient capital through such financings or that the terms of such financings would be favorable to WorldCorp.

Proposed Restructuring of World Airways

     The managements of WorldCorp and World Airways are currently exploring ways to maximize value for the stockholders of each company. WorldCorp is evaluating the feasibility of a disposition of its interest in World Airways through a secondary offering or a sale to a third party. There can be no assurances, however, that any such transactions will ultimately be consummated.

Risk Factors with Respect to World Airways:

Dependence Upon Key Customers.

     World Airways' business relies heavily on its contracts with Malaysian Airlines, Philippine Airlines, Inc. ("Philippine Airlines"), P.T. Garuda Indonesia ("Garuda") and the USAF. For the first quarter of 1997, these customers provided 33%, 36%, 13% and 17%, respectively, of World Airways' revenues and 37%, 37%, 14% and 10%, respectively, of total block hours. In 1996, these customers accounted for approximately 34%, 15%, 13% and 25%, respectively, of World Airways' revenues and 42%, 17%, 14%, and 17%, respectively, of total block hours flown from continuing operations. As a result of teaming arrangements, World Airways has one of the largest USAF fixed awards under the Civil Reserve Air Fleet ("CRAF") program for the U.S. Government's 1996-97 fiscal year. World Airways, however, cannot determine how the reduction in overall Defense Department spending may affect arrangements with the USAF in future years. The loss of any of these contracts with these key customers, a renegotiation of the terms of these contracts or a substantial reduction in business from any of them, if not replaced, could have a material adverse effect on the financial condition or results of operations of World Airways. Although World Airways' customers bear the financial risk of filling the World Airways' aircraft with passengers or cargo, World Airways can be affected adversely if its customers are unable to operate its aircraft profitably, or if one or more of World Airways' customers experience a material adverse change in their market demand, financial condition or results of operations. Under these circumstances, World Airways can be adversely affected by receiving delayed or partial payments or by receiving customer demands for rate and utilization reductions, flight cancellations, and/or early termination of their agreements.


     World Airways presently operates four MD-11 passenger aircraft for Philippine Airlines under an agreement, with high minimum monthly utilization levels. World Airways, however, has recently received a written communication from Philippine Airlines in which the airline contends that its leases for all four aircraft expire on November 15, 1997. World Airways believes that this position is contrary to the understanding of the parties that each of the MD-11s are to be leased by Philippine Airlines for a period of 17 months from delivery of each aircraft. The parties are currently discussing the length of the lease term for these aircraft. World Airways can provide no assurances, however, that Philippine Airlines will agree to lease any of the four MD-11 passenger aircraft beyond November 15, 1997, or that World Airways will be able to secure other business at as favorable price and utilization levels. Also, at Philippine Airlines' request, World Airways agreed to a payment plan with respect to Philippine Airlines' wet lease obligations beginning March 1997. In spite of the fact that Philippine Airlines is current with its obligations, the Company believes that Philippine Airlines continues to face serious financial challenges. If Philippine Airlines fails to meet its aircraft lease obligations, this development, if not offset by other business, would have a material adverse effect on the cash flows, financial condition and results of operations of World Airways.

Geographic Concentration.

     World Airways derives a significant percentage of its revenues and block hours from its operations in the Pacific Rim region. While World Airways believes the Pacific Rim region is a growth market for air transportation, any economic decline or any military or political disturbance in this area may interfere with World Airways' ability to provide service in this area and could have a material adverse effect on the financial condition or results of operations of World Airways.

Operating Losses.

     While World Airways generated operating income each year from 1987 through 1992 and in 1995, it sustained operating losses in 1993 and 1994 of $7.3 million and $5.2 million, respectively, and net losses of $9.0 million in each of these two years. For the year ended December 31, 1996, World Airways incurred a net loss of $14.0 million, which resulted from operating losses incurred in World Airways' scheduled service operations, which were discontinued in 1996, and the related estimated loss on disposal. Earnings from continuing operations were $18.4 million for 1996. While World Airways generated operating income for the quarter ended March

31, 1997 of $6.3 million, there can be no assurance that World Airways will be able to generate operating income for the remainder of 1997 or future years.

Financial Leverage.

     World Airways is highly leveraged. World Airways incurred substantial debt and lease commitments during the past three years in connection with its acquisition of MD-11 aircraft and related spare parts. At March 31, 1997, World Airways had total long-term indebtedness of approximately $27.0 million and notes payable and current maturities of long-term obligations of $15.0 million. In addition, World Airways has significant future long-term obligations under aircraft lease obligations relating to its aircraft. The degree to which World Airways is leveraged could have important consequences to holders of the common stock of World Airways (the "World Airways Common Stock"), including the following: (i) World Airways' ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes may be limited; (ii) World Airways' degree of leverage and related debt service obligations, as well as its obligations under operating leases for aircraft, may make it more vulnerable than some of its competitors in a prolonged economic downturn; and (iii) World Airways' financial position may restrict its ability to pursue new business opportunities and limit its flexibility in responding to changing business conditions.

Liquidity and Capital Resources.

     World Airways' cash and cash equivalents at March 31, 1997 and December 31, 1996 were $2.6 million and $7.0 million, respectively. As is common in the airline industry, World Airways operates with a working capital deficit. At March 31, 1997, World Airways' current assets were $35.7 million and current liabilities were $68.1 million. Also, World Airways has substantial long-term aircraft lease obligations with respect to its current aircraft fleet. Although there can be no assurances, World Airways believes that its existing contracts and additional business which it expects to obtain for the remainder of 1997, along with it's existing cash and financing arrangements, will be sufficient to allow World Airways to meet its cash requirements related to the phase-out of its discontinued operations and the operating and capital requirements for its continuing operations for the next 12 months.

     In 1996, World Airways instituted a program to purchase up to one million shares of its publicly-traded World Airways Common Stock pursuant to open market transactions. As of March 31, 1997, World Airways had purchased 770,000 shares of World Airways Common Stock at an aggregate cost of approximately $7.8 million pursuant to such purchases. World Airways does not intend to purchase any additional shares at this time.

     In the event that World Airways enters into leases for additional aircraft, World Airways will need to make capital expenditures for additional spare engines and parts. No assurances can be given, however, that World Airways will obtain all of the financing required for such capital expenditures. Under World Airways' credit agreement, dated December 7, 1993, with BNY Financial Corporation (as amended through October 1996, the "Credit Agreement"), World Airways has agreed that it will not incur in excess of $25 million of additional debt or make additional capital expenditures in excess of $25 million in 1997.

Utilization of Aircraft.

     Due to the large capital costs of leasing and maintaining World Airways' aircraft, each of World Airways' aircraft must have high utilization at attractive rates in order for World Airways to operate profitably. Although World Airways's strategy is to enter into long-term contracts with its customers, the terms of World Airways's existing customer contracts are substantially shorter than the terms of World Airways' lease obligations with respect to the aircraft. Approximately 64% and 17% of World Airways contract backlog at March 31, 1997, relates to its multi-year contracts with Malaysian Airlines and Philippine Airlines, respectively. While the percentage of its 1997 block hour capacity that is currently under contract exceeds the comparable percentage in the past several years, World Airways still has substantial uncontracted capacity in the third and fourth quarters of 1997. In addition, a significant portion of World Airways' current contracts expire near the end of

1997.There can be no assurance that World Airways will be able to enter into additional contracts with new or existing customers or that it will be able to obtain enough additional business to fully utilize each aircraft. World Airways' financial results could be materially adversely affected even by relatively brief periods of low aircraft utilization and yields. In order to maximize aircraft utilization, World Airways does not intend to acquire new aircraft unless such aircraft would be necessary to service existing needs or World Airways has obtained additional ACMI contracts for the aircraft to service. World Airways is seeking to obtain additional ACMI contracts with new and existing customers, to which such new aircraft would be dedicated when placed in service, but World Airways can provide no assurance that it will obtain new ACMI contracts or that existing ACMI contracts will be renewed or extended.

Aging Aircraft.

     World Airways's existing fleet includes four DC10-30 aircraft which were manufactured between 1974 and 1988. Manufacturer Service Bulletins ("Service Bulletins") and the FAA's Airworthiness Directives ("Directives") issued under its "Aging Aircraft" program could cause DC10-30 aircraft operators to be subject to extensive aircraft examinations and require DC10-30 aircraft to undergo structural inspections and modifications to address problems of corrosion and structural fatigue at specified times. It is possible that Service Bulletins or Directives applicable to the types of aircraft or engines included in World Airways' fleet could be issued in the future. The cost of compliance with Directives and Service Bulletins cannot currently be estimated, but could be substantial and could have a material adverse effect on the financial condition or results of operations of World Airways.

Aircraft Fleet.

     Each of the aircraft in World Airways' existing fleet is to a large extent contractually dedicated by World Airways to the service of one or more customers, with limited aircraft available to provide back-up capability. Therefore, in the event the use of one or more of World Airways' aircraft was lost, World Airways might have difficulty fulfilling its obligations under one or more of these contracts, if it were unable to obtain substitute aircraft. Also, as World Airways enters into additional agreements to use its aircraft fleet on a year-round as opposed to seasonal basis, World Airways will have fewer aircraft available to meet the peak seasonal demands for its traditional customers such as Garuda for the Hadj pilgrimage and the USAF for short-term expansion flying. To continue to meet the peak seasonal demand requirements of its customers, World Airways will have to acquire additional aircraft on short-term leases. World Airways has historically been successful in obtaining MD-11 and DC10-30 aircraft and the financing necessary for the acquisition of such aircraft. There can be no assurance, however, that World Airways will be able to lease such aircraft or a satisfactory substitute, that the terms of such leases will be favorable to World Airways or that World Airways will be able to obtain satisfactory financing necessary for the acquisition of such aircraft in the future.

Reliance on Others.

     World Airways has entered into agreements with contractors, including other airlines, to provide certain facilities and services required for its operations, including all of World Airways' off-wing engine maintenance and most airframe maintenance. World Airways has also entered into agreements with contractors to provide security, ground handling and personnel training. Although World Airways believes that there are many advantages to outsourcing these activities, the failure of these contractors to provide essential services that are not otherwise entirely within the control of World Airways could have a material adverse effect on the financial condition or results of operations of World Airways.

Maintenance.

     Engine maintenance accounts for most of World Airways's annual maintenance expenses. Typically, the hourly cost of engine maintenance increases as the aircraft ages. World Airways outsources major airframe maintenance and power plant work to several suppliers. World Airways has a 10-year contract expiring in August 2003 with United Technologies Corporation's Pratt & Whitney Group for all off-wing maintenance on the PW 4462 engines that power its MD-11 aircraft. Under this contract, the manufacturer agreed to provide such maintenance services at a cost not to exceed specified rates per hour during the term of the contract. World Airways's maintenance costs associated with the MD-11 aircraft and PW 4462 engines have been significantly reduced due in part to manufacturer guarantees and warranties, which began to expire in 1995 and which will fully expire by 1998. In addition, the specified rate per hour is subject to annual escalation, increasing substantially in 1998. Accordingly, while World Airways believes the terms of this agreement have resulted in lower engine maintenance costs than it otherwise would incur, engine maintenance costs will increase substantially during the last five years of the agreement. World Airways has begun to accrue these increased expenses in 1997. Therefore, World Airways expects that maintenance expenses will continue to increase during the remainder of the term of the contract as World Airways's aircraft fleet ages.

Shareholders Agreement with MHS

     Under a shareholders agreement (the "Shareholders Agreement"), dated as of February 28, 1994, among World Airways, WorldCorp and MHS, WorldCorp has agreed to vote its shares of World Airways Common Stock to elect the number of directors nominated by MHS that represent MHS' proportionate interest in World Airways, but in no event less than two directors. In addition, World Airways is not permitted to consummate the sale of all or substantially all of its business or make a fundamental change in its line of business without the approval of the directors designated by MHS. Accordingly, MHS could block World Airways from entering into a transaction or taking actions that could be in the best interests of stockholders. Notwithstanding any other provision of the Shareholders Agreement, if without the prior written consent of MHS, World Airways sells all or substantially all of its business or fundamentally changes its line of business, then MHS has the right to require WorldCorp to purchase all or part of MHS' shares at fair market value, which could have the effect of discouraging WorldCorp from taking certain actions that could be in the best interests of other stockholders of World Airways. The Shareholders Agreement terminates if either WorldCorp's or MHS' ownership interest falls below 5% of the outstanding capital stock of World Airways.

Employee Relations

     World Airways' flight attendants are represented by the International Brotherhood of Teamsters (the "Teamsters") under a collective bargaining agreement which expires in August 2000. World Airways' flight attendants challenged the use of foreign flight attendant crews on World Airways' flights for Malaysian Airlines and Garuda which has historically been World Airways' operating procedure. World Airways is contractually obligated to permit its Southeast Asian customers to deploy their own flight attendants. While the arbitrator in this matter recently denied the Union's request for back pay to affected flight attendants for flying relating to the 1994 Hadj, the arbitrator concluded that World Airways' contract with its flight attendants requires World Airways to first actively seek profitable business opportunities that require using World Airways' flight attendants, before World Airways may accept wet lease business opportunities that use the flight attendants of World Airways' customers. World Airways can provide no assurances as to how the imposition of this requirement will affect World Airways' financial condition or results of operations. World Airways's cockpit crew members, who are also represented by the Teamsters, are subject to a four-year collective bargaining agreement expiring in June 1998. World Airways is unable to predict whether any of its employees not currently represented by a labor union, such as World Airways's maintenance personnel, will elect to be represented by a labor union or collective bargaining unit. The election of such employees for representation in such an organization could result in employee compensation and working condition demands that could have a material adverse effect on the financial condition or results of operations of World Airways.

World Airways' NOLs

     As of December 31, 1996, World Airways had net operating loss carryforwards ("NOLs") for federal income tax purposes of $104.7 million ($38.1 million of which is subject to a $6.9 million annual limitation as a result of an ownership change of World Airways for tax purposes in 1991). These NOLs, if not utilized to offset taxable income in future periods, will expire between 1998 and 2011. Use of World Airways' NOLs in future years could be further limited if an ownership change were to occur in the future. While World Airways believes that the sale of common stock in its initial public offering (the "Offering") did not cause an ownership change, the application of the Internal Revenue Code in this area is subject to interpretation by the Internal Revenue Service. Also, any future transactions in World Airways' or WorldCorp's stock could cause an ownership change. In the event that more than approximately $5.0 million of the outstanding 7% Debentures of WorldCorp are converted into WorldCorp common stock, WorldCorp believes an ownership change will occur. In addition, there can be no assurances that operations of World Airways will generate taxable income in future years so as to realize a tax benefit from its NOLs. The NOLs are subject to examination by the IRS and, thus, are subject to further adjustment or disallowance resulting from any such IRS examination. Accordingly, prospective purchasers of the common stock of World Airways should not assume the unrestricted availability of World Airways' currently existing or future NOLs, if any, in making their investment decisions.

Seasonality.

     Historically, World Airways's business has been significantly affected by seasonal factors. During the first quarter, World Airways typically experiences lower levels of utilization and yields due to lower demand for passenger and cargo services relative to other times of the year. World Airways experiences higher levels of utilization and yields in the second quarter, principally due to peak demand for commercial passenger services associated with the annual Hadj pilgrimage. In 1997, World Airways's flight operations associated with the Hadj pilgrimage occurred from March 15 to May 20. Because the Islamic calendar is a lunar-based calendar, the Hadj pilgrimage occurs approximately 10 to 12 days earlier each year relative to the Western (Gregorian) calendar. As a result, revenues resulting from future Hadj pilgrimage contracts will continue to shift from the second quarter to the first quarter over the next several years. World Airways believes that its contracts with Malaysian Airlines and the USAF should lessen the effect of these seasonal factors.

Limitation on Voting by Foreign Citizens

     Under applicable regulatory restrictions, because World Airways is a U.S. certificated flag carrier, no more than 25% of the voting stock of World Airways can be owned or controlled, directly or indirectly, by persons who are not U.S. citizens ("Foreign Citizens"). World Airways' Certificate of Incorporation and Bylaws provide that no shares of capital stock may be voted by or at the direction of Foreign Citizens unless such shares are registered on a separate stock record (the "Foreign Stock Record"). Currently, MHS owns approximately 16.7% of the outstanding shares of World Airways Common Stock. No shares of World Airways Common Stock owned by Foreign Citizens will be registered on the Foreign Stock Record of World Airways to the extent that the aggregate ownership by Foreign Citizens reflected in the Foreign Stock Record would exceed 25% of World Airways' outstanding shares of World Airways Common Stock.

Legal and Administrative Proceedings

     World Airways and WorldCorp (the "World Defendants") are defendants in litigation brought by the Committee of Unsecured Creditors of Washington Bancorporation (the "Committee") in August 1992, captioned Washington Bancorporation v. Boster, et. al., Adv. Proc. 92-0133 (Bankr. D.D.C.) (the "Boster Litigation"). The complaint asserts that the World Defendants received preferential transfers or fraudulent conveyances from Washington Bancorporation when the World Defendants received payment at maturity on May 4, 1990 of Washington Bancorporation commercial paper purchased on May 3, 1990. The Committee seeks recovery of approximately $4.8 million from World Airways and approximately $2.0 million from WorldCorp. Under a settlement agreement which remains subject to certain contingencies, the plaintiff has agreed to dismiss with prejudice the Boster Litigation against all defendants, including the World Defendants, with each party to bear its own costs. In that event, the World Defendants would not have any further liability in the Boster Litigation. In light of the proposed settlement, the district court has dismissed the lawsuit against the World Defendants, subject to reinstatement if the settlement does not become final. The FDIC and MONY each has the option to terminate the settlement if a certain contingency is not satisfied by June 30, 1997. That contingency requires the IRS to agree that it will not assert any additional tax claims against Washington Bancorporation that could require a net payment by Washington Bancorporation to the IRS. The World Defendants understand that the IRS has so agreed but approval must still be obtained from the Joint Committee on Taxation of the United States Congress, before which the issue has been pending since April 22, 1997. In any event, World Airways and WorldCorp believe they have defenses to this action, although no assurance can be given of the eventual outcome of this litigation. Depending upon the timing of the resolution of this claim, if the Committee were successful in recovering the full amount claimed, the resolution could have a material adverse effect on the financial condition or results of operations of World Airways and WorldCorp.

     World Airways has periodically received correspondence from the FAA with respect to minor noncompliance matters. In November 1996, as the FAA has increased its scrutiny of U.S. airlines, World Airways was assessed a preliminary fine of $810,000 in connection with certain minor security violations by ground handling crews contracted by World Airways for services at foreign airport locations. Under 49 U.S.C., Section 46301, any violation of pertinent provisions of 49 U.S.C. Subsection 40101 or related rules is subject to a civil penalty for each violation. Upon review of the evidence or facts and circumstances relating to the violation, the statute allows for the compromise of proposed civil penalties. The proposed penalties were imposed by the FAA in connection with recent inspections at foreign airport facilities and relate primarily to ground handling services provided by World Airways' customers in connection with their operations; specifically, the inspection procedures of its aircrafts, passengers and associated cargo. As previously indicated in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, in each of these instances, World Airways was in compliance with international regulations, but not the more stringent U.S. requirements, despite the fact that the flights in question did not originate or terminate in the United States. World Airways has taken steps to comply with the U.S. requirements and is currently working with the FAA to settle these claims and believes that any fines ultimately imposed by the FAA will not have a material adverse effect on the financial condition or results of operations of World Airways. While World Airways believes it is currently in compliance in all material respects with all appropriate standards and has all required licenses and authorities, any material non-compliance by World Airways therewith or the revocation or suspension of licenses or authorities could have a material adverse effect on the financial condition or results of operations of World Airways.

     In connection with the discontinuance of World Airways' scheduled service operations, World Airways is subject to claims by various third parties and may be subject to further claims in the future. One claim which had been filed in connection with World Airways' discontinuance of scheduled service to South Africa, sought approximately $37.8 million in compensatory and punitive damages has been settled by the parties for approximately $0.7 million.

     In addition, World Airways is party to routine litigation and administrative proceedings incidental to its business, none of which is believed by World Airways to be likely to have a material adverse effect on the financial condition of World Airways.

Possible Volatility of Stock Price.

     The market price of the World Airways Common Stock has been subject to significant fluctuations in response to World Airways' operating results and other factors and there can be no assurance that the market price of World Airways Common Stock will not decline in the future. In addition, the stock market has from time to time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded. Market fluctuations may adversely affect the market price of the World Airways Common Stock.

Restrictions on Payment of Dividends.

     The Credit Agreement contains restrictions on World Airways' ability to pay dividends on the World Airways Common Stock. Additionally, WorldCorp is subject to the provisions of the 7% Indenture, under which WorldCorp is obligated to cause World Airways not to pay dividends upon the occurrence of any events of default by WorldCorp under the 7% Indenture. Moreover, under the 10% Indenture, WorldCorp is obligated not to pay dividends except under limited circumstances.

Anti-takeover Provisions; Certain Provisions of Delaware Law, Certificate of Incorporation and Bylaws.

     Certain provisions of Delaware law, World Airways' Certificate of Incorporation and Bylaws and the Shareholders Agreement could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of World Airways. Certain of these provisions allow World Airways to issue preferred stock with rights senior to those of the common stock of World Airways without any further vote or action by the holders of common stock of World Airways. The issuance of preferred stock of World Airways could decrease the amount of earnings and assets available for distribution to the holders of common stock of World Airways or could adversely affect the rights and powers, including voting rights, of the holders of the common stock of World Airways. In certain circumstances, such issuance could have the effect of decreasing the market price of the World Airways Common Stock.

Control by WorldCorp; Potential Conflicts of Interest

     As of March 31, 1997, WorldCorp owned approximately 61.6% of the outstanding World Airways Common Stock. WorldCorp is a holding company that owns positions in two companies: InteliData and World Airways. WorldCorp is highly leveraged and therefore requires substantial funds to cover debt service each year. As a holding company, all of WorldCorp's funds are generated through its subsidiaries, neither of which is expected to pay dividends in the foreseeable future. As a result of WorldCorp's cash requirements, it may be required to sell additional shares of World Airways Common Stock during 1997, and such sales, or the threat of such sales, could have a material adverse affect on the market price on World Airways Common Stock. World Airways' ability to pay dividends is subject to certain restrictions contained within the 7% Indenture and the 10% Indenture, respectively. See "-- Restrictions on Payment of Dividends" Except as limited by contractual arrangements with MHS, WorldCorp also is in a position to control the outcome of substantially all issues submitted to World Airways' stockholders, including the election of all of World Airways' Board of Directors, adoption of amendments to World Airways' Certificate of Incorporation, and approval of mergers. Under Delaware law, WorldCorp may approve certain actions by written consent without a meeting of the stockholders of World Airways. In addition, World Airways' Board of Directors has eight members, one of whom, T. Coleman Andrews, III, is Chairman of the Board of Directors of WorldCorp.

     The managements of WorldCorp and World Airways are currently exploring ways to maximize value for the shareholders of each company. WorldCorp is currently evaluating the feasibility of a disposition of its interest in World Airways through a secondary offering or a sale to a third party. There can be no assurances, however, that any such transactions will ultimately be consummated.

     In addition, World Airways has announced its intention to purchase up to one million shares of its publicly-traded common stock pursuant to open market transactions. As of March 31, 1997, World Airways had purchased 770,000 shares of common stock of World Airways for an aggregate cost of $7.8 million pursuant to such purchases. World Airways does not intend to purchase any additional shares at this time.

Risks Related to the Air Transportation Industry:

Cyclical Nature of Air Carrier Business

     World Airways operates in a challenging business environment. The air transportation industry is highly sensitive to general economic conditions. Since a substantial portion of passenger airline travel (both business and personal) is discretionary, the industry tends to experience severe adverse financial results during general economic downturns and can be adversely affected by unexpected global political developments. The financial results of air cargo carriers are also adversely affected by general economic downturns due to the reduced demand for air cargo transportation. In 1993 and 1994, the combination of a generally weak global economy and the depressed state of the air transportation industry adversely affected World Airways' operating performance. Although World Airways recently has experienced a growth in demand, such that block hours flown from continuing operations increased in 1996 by 23% over 1995, there can be no assurance that this level of growth will continue.

Competition

     The market for outsourcing air passenger and cargo ACMI services is highly competitive. Certain of the passenger and cargo air carriers against which World Airways competes possess substantially greater financial resources and more extensive facilities and equipment than those which are now, or will in the foreseeable future become, available to World Airways. World Airways believes that the most important bases for competition in the ACMI outsourcing business are the age of the aircraft fleet, the passenger, payload and cubic capacities of the aircraft, and the price, flexibility, quality and reliability of the air transportation service provided. Competitors in the ACMI outsourcing market include MartinAir Holland, Tower Air and American TransAir and all-cargo carriers, such as Atlas Air, Gemini Air Cargo, Polar Air Cargo and Kitty Hawk, and scheduled and non-scheduled passenger carriers which have substantial belly capacity. The ability of World Airways to achieve the growth anticipated by its strategic plan depends upon its success in convincing major international airlines that outsourcing some portion of their air passenger and cargo business remains more cost-effective than undertaking passenger or cargo operations with their own incremental capacity and resources. The allocation of military air transportation contracts by the USAF is based upon the number and type of aircraft a carrier, alone or through a teaming arrangement, makes available for use in times of national emergencies. The formation of competing teaming arrangements comprised of larger partners than those sponsored by World Airways, an increase by other air carriers in their commitment of aircraft to the emergency program, or the withdrawal of World Airways' current partners, could adversely affect the size of the USAF contracts, if any, which are awarded to World Airways in future years.

Regulation

     World Airways is subject to government regulation and control under the laws of the United States and the various other countries in which it operates. It is also governed by bilateral services agreements between the U.S. and the countries to which World Airways provides airline service. World Airways is subject to Title 49 of the United States Code (the "Transportation Code"), under which the DOT and the Federal Aviation Administration (the "FAA") exercise regulatory authority. Additionally, foreign governments assert jurisdiction over air routes and fares to and from the U.S., airport operation rights and facilities access. Due to its participation in CRAF, World Airways is subject to inspections approximately every two years by the USAF as a condition to retaining its eligibility to provide military charter flights. The USAF may terminate its contract with World Airways if World Airways fails to pass such inspection or otherwise fails to maintain satisfactory performance levels.
World Airways has periodically received correspondence from the FAA with respect to minor noncompliance matters.

Insurance Coverage and Expenses

     World Airways is exposed to potential losses that may be incurred in the event of an aircraft accident. Any such accident could involve not only repair or replacement of a damaged aircraft and the consequent temporary or permanent loss from service, but also significant potential claims of injured passengers and others. World Airways is required by the DOT to carry liability insurance on each of its aircraft. Although World Airways believes its current insurance coverage is adequate and consistent with the current industry practice, there can be no assurance that the amount of such coverage will not be changed or that World Airways will not bear substantial losses from accidents. Substantial claims resulting from an accident in excess of related insurance coverage could have a material adverse effect on the financial condition or results of operations of World Airways. In addition, World Airways' insurance expenses could significantly increase if World Airways were to provide service to destinations where military action is taking place. Any such increases in expenses could have a material adverse effect on the financial condition or results of operations of World Airways. As is customary in the airline business, World Airways has no business interruption insurance. Any extended interruption of World Airways' operations due to the loss, or unavailability due to unscheduled servicing or repair, or lack of availability of substitute aircraft could have a material adverse effect on the financial condition or results of operations of World Airways.

Aviation Fuel

     The air transportation industry in general is affected by the price and availability of aviation fuel. Both the cost and availability of aviation fuel are subject to many economic and political factors and events occurring throughout the world and remain subject to the various unpredictable economic and market factors that affect the supply of all petroleum products. Fluctuations in the price of fuel have not had a significant impact on World Airways' operations in recent years because, in general, World Airways' ACMI contracts with its customers limit World Airways' exposure to increases in fuel prices. However, a substantial increase in the price or the unavailability of aviation fuel could have a material adverse effect on the air transportation industry in general and the financial condition and results of operations of World Airways.

Risk Factors with Respect to InteliData:

Uncertainty as to Future Financial Results

     InteliData believes that the Merger will offer opportunities for long-term efficiencies that should positively affect future operating results of the combined companies. However, the combined companies will be more complex and diverse than either US Order or Colonial Data individually, and the combination and continued operation of their distinct business operations will present difficult challenges for InteliData's management due to the increased time and resources required in the management effort. While the management and the Board of Directors of InteliData believe that the combination can be effected in a manner that will realize the value of the two companies, neither management group has experience in combinations of this size or complexity. Accordingly, there can be no assurance that the process of effecting the business combination can be effectively managed to realize the operational efficiencies anticipated to result from the Merger.

     Following the Merger, in order to maintain and increase profitability, the combined Company will need to successfully integrate and streamline overlapping functions. The two predecessor companies had different systems and procedures in many operational areas that must be rationalized and integrated. There can be no assurances that integration will be accomplished smoothly or successfully. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations. The integration of certain operations following the Merger will require the dedication of management resources that may temporarily distract attention from the day-to-day business of the combined companies. Failure to effectively accomplish the integration of the two companies' operations could have an adverse effect on InteliData's results of operation and financial condition.

Developing Marketplace

     Home banking and smart telephones are developing markets. Consumer preferences in interactive technologies are difficult to predict. InteliData's future growth and profitability will depend, in part, upon consumer acceptance of electronic home banking and smart telephone technologies and a significant expansion in the consumer market for telephone-based interactive applications technologies. Even if these markets experience substantial growth, there can be no assurance that InteliData's products and services will be commercially successful or benefit from such growth.

     Much of InteliData's success in the smart telephone market depends on InteliData's ability to meet design specifications and delivery requirements for its products and services. There can be no assurance of the timing of introduction of, necessary regulatory approvals for, or market acceptance of these services and applications. InteliData faces competition in these markets from other emerging interactive applications delivered through personal computers, cable television and Integrated Service Digital Network ("ISDN").

Fluctuations in Operating Results

     Historically, US Order and Colonial Data have experienced fluctuations in quarterly operating results, and accordingly, InteliData may experience fluctuations in quarterly operating results due to a variety of factors, some of which are beyond InteliData's control. These include the size and timing of customer orders or the royalty payments from Visa InterActive, if any, changes in InteliData's pricing policies or those of its competitors, new product introductions or enhancements by competitors, delays in the introduction of new products or product enhancements by InteliData or by its competitors, customer order deferrals in anticipation of upgrades and new products, market acceptance of new products, the timing and nature of sales, marketing, and research and development expenses by InteliData and its competitors, the timing of programs offering Caller ID or other intelligent network services by a telco, disruptions in sources of supply, the effects of regulation on Caller ID and other intelligent network services, the timing and extent of promotional activities by a telco, changes in service charges by a telco, other changes in operating expenses, personnel changes and general economic conditions. Additionally, certain RBOCs have entered into merger agreements. InteliData is unable to assess the future effect on the company of these mergers, if consummated, and of other possible consolidations in the telecommunications industry. No assurance can be given that such quarterly variations will not occur in the future and, accordingly, the results of any one quarter may not be indicative of the operating results for future quarters.

Reliance on Caller ID Revenues

     A substantial majority of InteliData's revenues are derived from sales and leases of its Caller ID products. The sale or lease of these products is directly linked to the implementation and promotion of Caller ID service by telcos. The timing of such implementation may be affected by government regulation, by changes in the telecommunications industry resulting from changes in the regulatory and competitive environment, by switch and software upgrades and by other factors. There can be no assurance that telcos will continue to introduce and promote this service successfully or that it will gain widespread market acceptance. Delays in the introduction of Caller ID service in local markets or failure of this service to gain widespread market acceptance would materially and adversely affect InteliData's business, operating results and financial condition.

Concentration of Distribution of Products and Services

     InteliData sells its telecommunications products and services to telcos, individual telephone subscribers, other equipment manufacturers on a private label basis ("private label customers") and retail chains. In addition, InteliData leases its products to individual telco subscribers. Sales and leases to individual telco subscribers are largely dependent on direct fulfillment distribution arrangements with certain RBOCs and other telcos. Since InteliData views the telcos with which it maintains direct fulfillment relationships as its customers, it considers its customer base to be highly concentrated. InteliData's current telco fulfillment arrangements are not exclusive and may be terminated by either party. For the first quarter ended March 31, 1997, InteliData's two largest customers, WorldWide Telecom Partners, Inc. and US West Communications, Inc. accounted for 16% and 13% of InteliData's revenues, respectively. The loss of any one or more of InteliData's major customers or the termination of its distribution arrangements with any telco or the failure to be selected for significant orders or programs by a telco could materially and adversely affect InteliData's business, operating results, and financial condition. In addition, consolidation in the telecommunications industry or changes in the telecommunications regulatory environment could result in the loss of such customers or business.

InteliData Common Stock Owned by WorldCorp

     As of March 31, 1997, WorldCorp beneficially owned approximately 29% of the outstanding InteliData Common Stock. WorldCorp is highly leveraged, and therefore requires substantial funds to meet debt service requirements each year. As a result of WorldCorp's cash requirements, it may be required to sell shares of InteliData's Common Stock during 1997 and such sales, or the threat of such sales, could have a material adverse effect on the market price for InteliData's common stock. In addition, InteliData's Board of Directors has nine members, four of whom also serve on the Board of Directors of WorldCorp. As a result of membership on InteliData's Board and stock ownership, WorldCorp may have a significant influence on the decisions made by InteliData.

Technological Considerations

     InteliData's business activities are concentrated in fields characterized by rapid and significant technological advances. There can be no assurance that InteliData will remain competitive technologically or that InteliData's products, processes or services will continue to be reflective of such advances. Failure to introduce new products or product enhancements that achieve market acceptance on a timely basis could materially and adversely affect InteliData's business, operating results and financial condition. There can be no assurance that InteliData will not encounter unanticipated technical, marketing or other problems or delays relating to new products, features or services which InteliData has recently introduced or which it may introduce in the future. Moreover, there can be no assurance that InteliData's new products, features or services will be successful, that the introduction of new products, features or services by InteliData's competitors will not materially and adversely affect the sales of InteliData's existing products or that InteliData will be able to adapt to future changes in the telecommunications industry. Most of InteliData's competitors and potential competitors have significantly greater financial, technological and research and development resources than InteliData.

Dependence on Foreign Production

     InteliData's Caller ID units and certain other products, including the smart telephone, the Telesmart 4000/Intelifone/TM/, are manufactured by companies with facilities in Hong Kong, Malaysia, and the People's Republic of China. These facilities are supplemented, in part, by other manufacturers in Asia for certain integrated telephone and small business system products and by limited manufacturing facilities in Connecticut. The availability or cost of these Caller ID units and smart telephones may be adversely affected by political, economic or labor conditions in Hong Kong, Malaysia or the People's Republic of China, including the 1997 return of Hong Kong to China, and by fluctuations in currency exchange rates. In addition, a change in the tariff structure or other trade policies of the United States or countries from which InteliData will import products could adversely affect InteliData's foreign manufacturing strategies.

Restrictions from the Visa Agreement

     As a condition of Visa's acquisition of InteliData's bill payment operations and technology (the "Visa Bill-Pay System"), InteliData has agreed to work exclusively with Visa in certain areas and to refrain from certain activities that are in competition with Visa and its affiliates. These covenants may increase InteliData's reliance upon Visa. InteliData's dependence on Visa, and the terms of the agreement between the parties, may have a material adverse effect on InteliData.

Importance of Strategic Alliances

     One of InteliData's business strategies is to manufacture or sell its products and services through strategic alliances. The success of this strategy will depend to an extent both on the ultimate success of its strategic partners as well as on the ability of its partners to successfully market InteliData's products and services. There can be no assurance that any alliance partners will view their alliance with InteliData as significant for their own businesses or that they will not reassess their commitment to InteliData at any time in the future.

Competition

     Consumer Telecommunications
     ---------------------------

     The market for InteliData's products is highly competitive and subject to increased competition resulting from rapid technological change as well as resulting from changes in the telecommunications regulatory environment, the telecommunications industry consolidation and the emergence of new market entrants. At present, InteliData's principal competitors are CIDCO, Lucent and Northern Telecom. InteliData's Caller ID products also compete with Caller ID telephones offered by Panasonic, Sony, Thomson and US Electronics.

     Marketing of InteliData's smart telephone is subject to competition from smart telephones marketed or developed by Philips, Northern Telecom and CIDCO as well as other emerging platforms for interactive applications delivered through personal computers and cable television. InteliData expects competition in the markets for its consumer telecommunications products and services to increase in the future and expects competition from existing and new competitors, possibly including RBOCs, other telcos or other current customers, as well as from network switch-based services and from the increased application of cellular technology. InteliData's primary current and potential competitors in the market for its consumer telecommunications products and services have substantially greater financial, marketing and technical resources than InteliData. Competition could materially and adversely affect InteliData's results of operations through price reductions and loss of market share.

     InteliData competes with a large number of competitors for its repair services and other services supporting the development and implementation of intelligent network services. Several of InteliData's competitors in the market for such services have substantially greater financial, marketing and technological resources than InteliData. There can be no assurance that InteliData will be able to continue to compete successfully against its existing competitors or that it will be able to compete successfully against new competitors.

     Electronic Commerce
     -------------------

     The market for interactive products and services is highly competitive and subject to rapid innovation and technological change, shifting consumer preferences and frequent new product introductions. InteliData's home banking products and services compete with services offered by a number of competitors and competition may intensify as a result of new market entrants. Banks have developed home banking products for their own customers and, in the future, may offer these services to other banks. Non-banks also may develop home banking products to offer to banks. Computer software and data processing companies also offer home banking services. Visa competes with other organizations, including MasterCard International, Inc. ("MasterCard"), which offers its Masterbanking home banking service through CheckFree Corporation. Many competitors exist for InteliData's various banking products including other manufacturers of touch-tone response systems, other financial software companies and financial services software and service companies. InteliData believes that its primary competition for its customer support services will come from financial institutions and third parties that choose to offer customer support services either directly through Visa's customer support messaging standard ("CSMS") product or on their own. InteliData expects that competition in all of these areas will increase in the near future.

Relationship with Visa

     InteliData sold the Visa Bill-Pay System to Visa on August 1, 1994, for approximately $15 million in cash, the assumption of certain liabilities and rights to a 72-month royalty period commencing January 1, 1995 and ending

December 31, 2000 (the "Royalty Period"). Visa subsequently transferred these assets to Visa InterActive, its wholly owned subsidiary. The royalty obligation is based on the number of customers who use the Visa Bill-Pay System during the Royalty Period. The agreement with Visa expressly provides that the royalty will apply only if the means by which a customer makes an electronic bill payment involves the use of a "significant portion" of the Visa Bill-Pay System.

     Royalties to InteliData are calculated and paid by Visa InterActive quarterly during the Royalty Period. Because the amount of the royalties to InteliData is dependent upon the number of customers that use the Visa Bill-Pay System on a monthly basis during the Royalty Period, InteliData cannot provide any assurances of the amount of royalties, if any, that will be payable by Visa InterActive to InteliData. The royalty payment will be reduced for each quarter through December 31, 1997, by an offset amount (the "Visa Offset") which was initially set at $73,000. If the royalty payment that would otherwise be due in respect of a quarter is smaller than the offset amount for that quarter, no royalty payment will be made to InteliData, and the difference between $73,000 and the royalty otherwise due will increase the size of the Visa Offset for the next quarter. The aggregate amount of the Visa Offset for the Royalty Period is $880,000. InteliData did not receive any royalty revenue from Visa in 1996 due to the Visa Offset and does not expect to receive any royalty revenue after application of the Visa Offset until at least the second half of 1997.

     In addition, under the terms of its agreement with Visa, Visa InterActive is not obligated to pay royalties to InteliData for active bank customers who utilize home banking and bill payment technology independently developed by Visa InterActive. If Visa InterActive independently develops or acquires its own home banking and bill payment technology which does not use or build upon InteliData's technology, this could have a material adverse effect on the amount of royalties payable by Visa InterActive to InteliData. As a condition of Visa's acquisition of the Visa Bill-Pay System, InteliData has agreed to work exclusively with Visa in certain areas and to refrain from certain activities that are in competition with Visa and its affiliates. These covenants may increase InteliData's reliance upon Visa.

Dependence on Key Employees

     InteliData is highly dependent on certain key executive officers and technical employees to manage the operations and business of InteliData as well as to implement the business plans of InteliData on an ongoing basis. The loss of any such key employees could have an adverse impact on the future operations of InteliData.

Regulation

     The Telecommunications Act of 1996 and regulations or orders promulgated thereunder may result in or accelerate changes in various aspects of the telecommunications industry, including the competitive environment, the delivery and pricing of various telecommunications products and services and possible consolidation. Although InteliData is unable to predict what effect, if any, the Telecommunications Act of 1996 or other regulatory developments may have upon the telecommunications industry or InteliData's business, any such effects could have a material adverse impact on the future operations of InteliData.

     In the United States, Caller ID and other intelligent network services are subject to federal and state regulation. Caller ID and other intelligent network services may in the future be subject to further regulation by the federal government, state public utility commissions and other regulatory authorities, as well as court challenges, including possible challenges due to protests from special interest groups that object to such services on the basis of privacy concerns. An order issued by the FCC effective December 1, 1995, requires all United States telephone service providers with Signaling System 7 switching architecture to transmit to each other without charge Caller ID number information on interstate calls within the United States (except for public pay phones and party lines). The FCC's order also requires that telcos that offer Caller ID service must provide to their telephone subscribers without charge a per-call blocking mechanism to block the transmission of their Caller ID information on interstate calls and must inform subscribers that their telephone numbers may be identified to a called party and how to use this blocking capability.

Volatility of Stock Price

     The market price of InteliData's Common Stock has experienced significant volatility. The stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology and developmental stage companies and that has often been unrelated to the operating performance of such companies. Factors such as announcements of the introduction of new products or services by InteliData or its competitors, announcements of joint development efforts or corporate partnerships in the interactive applications industry, market conditions in the banking, telecommunications and other emerging growth company sectors and rumors relating to InteliData or its competitors may have a significant impact on the market price of InteliData's Common Stock.

Limited Proprietary Protection

     InteliData possesses limited patent or registered intellectual property rights with respect to its technology. InteliData depends in part upon its proprietary technology and know-how to differentiate its products from those of its competitors and works independently and from time to time with third parties with respect to the design and engineering of its own products. InteliData also relies on a combination of contractual rights and trade secret laws to protect its proprietary technology. There can be no assurance, however, that InteliData will be able to protect its technology or successfully develop new technology or gain access to such technology or that third parties will not be able to develop similar technology independently or that competitors will not obtain unauthorized access to InteliData's proprietary technology, that third parties will not misuse the technology to which InteliData has granted access, or that InteliData's contractual or legal remedies will be sufficient to protect InteliData's interests in its proprietary technology.

     Certain of Lucent's Caller ID patents are licensed by Lucent to InteliData and others, including InteliData's competitors. If the Lucent license were terminated and InteliData were unable to negotiate a new patent license agreement with Lucent, InteliData would no longer be authorized to manufacture or sell Caller ID products in the United States other than to the RBOCs and to Lucent. As a result, InteliData's business would be materially and adversely affected.

Limited Sources of Supply

     The key components used in InteliData's products are currently being purchased from multiple sources, except for its application specific integrated circuit ("ASIC") chips, which are purchased from a single source, Integrated Circuit Systems, Inc. Although InteliData believes it could develop other sources for each of the components for its products, the process could take several months. The inability or refusal of any such source to continue to supply components could have a material adverse effect on InteliData pending the development of an alternative source.

                                USE OF PROCEEDS

     Proceeds from the sale of the Warrants and the underlying Shares will be received directly by the Selling Securityholders. However, to the extent that the Warrants are exercised, the Company will receive proceeds equal to the exercise price thereof multiplied by the number of Warrants exercised. If all of the Warrants are exercised, the Company will receive gross proceeds of approximately $720,000 (based on an exercise price of $6.00 per share). The Company presently intends to use such proceeds, if any, for working capital and general corporate purposes. See "Selling Securityholders."

                              PLAN OF DISTRIBUTION

     The Warrants and the underlying Shares offered by the Selling Securityholders by this Prospectus may be sold from time to time by the Selling Securityholders or by their transferees. The distribution of the Warrants and the underlying Shares offered hereby by the Selling Securityholders may be effected in one or more transactions that may take place on the over-the-counter market, including ordinary brokers' transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale or at negotiated prices. Usual and customary or specifically negotiated brokerage fees, underwriting discounts or commissions may be paid by the Selling Securityholders. Resales of the Shares may, from time to time, be made on the NYSE, or other stock exchanges, in privately negotiated transactions or otherwise. For example, the Selling Securityholder Securities may be sold by one or more of the following without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Selling Securityholder Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions in which the broker solicits purchasers; and (d) face to face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Securityholders may arrange for other brokers or dealers to participate in the resales.

     The Selling Securityholders and any broker-dealers that participate in the distribution may under certain circumstances be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. To the extent required under the Securities Act, a supplemental prospectus will be filed disclosing (a) the name of any such broker-dealers, (b) the number of Selling Securityholder Securities involved, (c) the price at which such Selling Securityholder Securities are to be sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, (e) that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, as supplemented, and (f) other facts material to the transaction.

     The Company and the Selling Securityholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act. In addition, the Company has agreed to indemnify the Selling Securityholders with respect to the Selling Securityholder Securities against certain liabilities, including, without limitation, certain liabilities under the Securities Act, or, if such indemnity is unavailable, to contribute toward amounts required to be paid in respect of such liabilities.

     The Company has agreed to pay certain costs and expenses incurred in connection with the registration of the Selling Securityholder Securities, except that the Selling Securityholders shall be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of such Selling Securityholder Securities.

          There is no assurance that any of the Selling Securityholders will sell any or all of the Selling Securityholder Securities. The Company has agreed to keep the registration statement relating to the offering and sale by the Selling Securityholders of the Selling Securityholder Securities continuously effective for a period of 48 months from the date of this Prospectus; provided, however, that the Company shall not be required to maintain the registration statement once the Warrants and the underlying Shares may be sold pursuant to Rule 144(k) under the Securities Act. In addition, the Selling Securityholders have agreed not to sell any of the Selling Securityholder Securities for a period of 90 days after receiving notice that the Company intends to commence a registered public offering of its Common Stock.

                            SELLING SECURITYHOLDERS

          The following table sets forth the number of Warrants and underlying Shares beneficially owned by each of the Selling Securityholders and included herein. Because the Selling Securityholders may offer all or some of the Selling Securityholder Securities which they own pursuant to the offering contemplated by this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Securityholder Securities, no estimate can be given as to the amount of Selling Securityholder Securities that will be held by the Selling Securityholders after completion of this offering. The Selling Securityholder Securities offered by this Prospectus may be offered from time to time by the Selling Securityholders named below. All of the Selling Securityholders own less than 1% of the outstanding shares of Common Stock.


                                                                                                  Number of
                                                                                                  Shares of
                                                                              Number of         Common Stock
                                                                              Warrants          Beneficially
                                                                          Beneficially Held   Held and Maximum
Names of Selling                                                             and Maximum        Amount to be
Securityholders                                                           Amount to be Sold        Sold(1)
---------------                                                           -----------------  -------------------

Hoechst Celanese Employee Master Benefit Trust.......................          86,400              86,400
20/20 Short Term High Yield Fund.....................................          12,000              12,000
Rectors and Visitors of the University of Virginia...................           6,000               6,000
Riverside Income Fund Ltd. LP........................................           6,000               6,000
Riverside Specialty Income Fund Trust................................           3,600               3,600
North Broward Radiologists P.A. Profit Sharing Plan FBO
Carl C. Peterson M.D. and Walter F. Ciceric M.D. ....................           3,000               3,000
Warwick Fund-Ansbacher Bahamas.......................................           3,000               3,000
--------------

(1)  Represents Shares to be issued upon exercise of the Warrants.

                                 LEGAL MATTERS

          The validity of the Warrants and the Common Stock offered hereby will be passed upon for the Company by Hunton & Williams, Richmond, Virginia.

                                    EXPERTS

          The consolidated balance sheets of the Company as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in common stockholders' deficit and cash flows for each of the years in the three year period ended December 31, 1996, and the related financial statement schedules, included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, incorporated by reference herein, have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1996 consolidated financial statements states that their opinion, insofar as it relates to the amounts included for InteliData Technologies Corporation, is based solely on the report of other auditors. The consolidated financial statements of InteliData Technologies Corporation as of December 31, 1996, and for the year then ended, included in WorldCorp's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference herein and in the Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

================================================================================
          No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied on as having been authorized by the Company, the Selling Stockholders or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.


                                  ------------



                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Available Information......................................................   3
Incorporation of Certain Documents
  By Reference.............................................................   3
Prospectus Summary.........................................................   4
Risk Factors...............................................................   9
Use of Proceeds............................................................  24
Plan of Distribution.......................................................  24
Selling Securityholders....................................................  26
Legal Matters..............................................................  26
Experts....................................................................  26




                                  ------------
================================================================================

================================================================================


                                WorldCorp, Inc.



                                120,000 Warrants
                                 120,000 Shares
                                  Common Stock



                           -------------------------

                                   PROSPECTUS

                           -------------------------



                                 June 23, 1997

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

     The estimated expenses/*/ in connection with the Offerings are as follows:


     Securities and Exchange Commission registration fee..   $   155
     Blue Sky fees........................................     2,000
     Legal fees...........................................    15,000
     Accounting fees......................................     5,000
     Printing, engraving and postage expenses.............     3,000
     Miscellaneous........................................     5,845
     Total................................................   $31,000
                                                             =======
-------------------

/*/The Company will pay these expenses.


Item 15.  Indemnification of Officers and Directors

     WorldCorp, Inc., a Delaware corporation (the "Company"), is empowered by
Section 145 of the Delaware General Corporation Law, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in the defense of any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his or her being or having been a director or officer of WorldCorp. The statute provides that such indemnification is not exclusive of other rights or indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Certificate of Incorporation and Bylaws of WorldCorp provide that WorldCorp shall indemnify its directors and officers to the full extent permitted by the Delaware General Corporation Law.

     WorldCorp is also empowered by Section 102(b) of the Delaware General Corporation Law to include a provision in its Certificate of Incorporation that limits a director's liability to WorldCorp or its stockholders for monetary damages for breaches of his or her fiduciary duty except for (i) a breach of the director's duty of loyalty to WorldCorp or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) improper dividend payments, stock repurchases or redemptions; and (iv) any transaction from which the director derived an improper personal benefit. Article 10 of WorldCorp's Certificate of Incorporation includes such a provision.

     Policies of insurance are maintained by the Company under which directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers of the Company.

     The Company has entered into indemnification agreements with its officers and directors that indemnify such officers and directors to the full extent permitted by law against all expenses, judgments, fines or settlement amounts incurred or paid by them in any action or proceeding, including any action by or in the right of the Company on account of their service as a director or officer of the Company.

Item 16.  Exhibits

4.1 Article 10 of the Company's Certificate of Incorporation, incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-4, as amended, (Commission File No. 33-012735) filed on March 19, 1987, and Article VIII of the Company's Bylaws, incorporated by reference to
       Exhibit 3.2 to the Company's Registration Statement on Form S-4, as amended, (Commission File No. 33-012735) filed on March 19, 1987.

5.1    Opinion of Hunton & Williams.*
23.1   Consent of KPMG Peat Marwick LLP.
23.2   Consent of Deloitte & Touche LLP.
23.3   Consent of Hunton & Williams (included in Exhibit 5.1).
24.1 Power of Attorney (included on the signature pages of the Registration Statement).
-------
* Previously filed.

Item 17.  Undertakings

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of

          1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (d)  The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Herndon, Commonwealth of Virginia on June 23, 1997.

                              WORLDCORP, INC.



                              By:   /s/ Mark S. Lynch
                                    ---------------------------
                                    Mark S. Lynch
                                    Vice President and Chief Financial Officer
                                    (Principal Financial Officer and Principal
                                    Accounting Officer)

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on June 23, 1997. Each of the directors and/or officers of WorldCorp, Inc. whose signature appears below hereby appoints T. Coleman Andrews, III, William F. Gorog and Andrew M. Paalborg as his attorney-in-fact to sign in his name and behalf, in any and all capacities stated below and to file with the Securities and Exchange Commission, any and all amendments, including post-effective amendments to this registration statement, making such changes in the registration statement as appropriate, and generally to do all such things in their behalf in their capacities as officers and directors to enable WorldCorp, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission.

          Signature                                    Title
          ---------                                    -----

 /s/ Walter M. Fiederowicz                  Chief Executive Officer and President
-------------------------------             (Principal Executive Officer)
Walter M. Fiederowicz


            *                               Director and Chairman of the Board
-------------------------------
T. Coleman Andrews, III


            *                               Vice President and Chief Financial Officer
-------------------------------             (Principal Financial Officer and Principal
Mark S. Lynch                               Accounting Officer)



            *                               Director
-------------------------------
Gideon Argov


            *                               Director
-------------------------------
John C. Backus, Jr.


            *                               Director
-------------------------------
James E. Colburn


            *                               Director
-------------------------------
William F. Gray


            *                               Director
-------------------------------
Patrick F. Graham


* By:  /s/ Andrew M. Paalborg
       ----------------------------
       Andrew M. Paalborg
       As Attorney-in-Fact

                                 EXHIBIT INDEX


Exhibit No.                       Description
-----------                       -----------

23.1           Consent of KPMG Peat Marwick LLP.

23.2           Consent of Deloitte & Touche LLP.

23.3           Consent of Hunton & Williams (included in Exhibit 5.1).

24.1 Power of Attorney (included on the signature pages of the Registration Statement).